

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Murielle Lortie
Chief Financial Officer
Liminal BioSciences Inc.
440 Armand-Frappier Boulevard, Suite 300
Laval, Québec
Canada
H7V 4B4

   Re: Liminal BioSciences Inc.
    Form 20-F for Fiscal Year Ended December 31, 2019
    Filed March 20, 2020
    File No. 001-39131

Dear Ms. Lortie:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences